SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Copel Distribuição's Grid Market grows 1.7% in 2Q22

and 3.8% year-to-date

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, hereby communicates to its shareholders and the market in general the performance of the energy market in 2Q22 and in the first half of 2022.

Distribution

Grid Market

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, grew by 1.7% in energy consumption in second quarter of 2022 compared to the same period of the previous year and 3.8% year-to-date. Considering the offset energy from Micro and Mini Distributed Generation of energy (MMGD), which went from 152 GWh in 2Q21 to 255 GWh in 2Q22, an increase of 67.1%, the growth of the billed grid market registered a variation of 0.5% between the periods and 2.3% in the accumulated for the year, including the Availability Cost[1] verified for the Distributed Generation market.

These results are mainly due to, of energy consumed by the classes:

i)	Commercial, with an increase of 6.9%, impacted by the resumption of economic activity from the easing of restrictive measures to social mobility to prevent coronavirus, with an impact on the growth of consumption of: Education Activities by 34.3%, representing 2.0% of class consumption; Accommodation by 32.0%, representing 2.5% of class consumption; Food by 15.6%, representing 6.1% of class consumption; Services for Buildings by 14.6%, representing 5.4% of class consumption; and Retail by 5.6%, representing 31.1% of class consumption;

[1] The availability cost represents the minimum amount charged for the availability of the distribution grid and is referenced in the input configurations of consumer units: 30 kWh single-phase, 50 kWh two-phase and 100 kWh three-phase circuits (ANEEL Ordinance Nº 1,000/2021 , art. 291).

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ii)	Industrial, with an increase of 2.9% due to the growth in consumption of: Metallurgy Sectors by 53.8%, representing 3.7% of class consumption; Manufacture of Food Products by 4.6%, representing 35.8% of class consumption, and Manufacture of Pulp and Paper by 4.7%, representing 12.0% of class consumption;
iii)	Other classes, with an increase of 2.6%, mainly due to the Public Power class due to the return of on-site activities as a result of the easing of restrictive measures, especially in public education;
iv)	Residential, with a 1.5% reduction as a result of the easing of restrictive measures, which allowed for a return to work and school activities, reducing the permanence of consumers in their homes and, consequently, the average consumption in the period, that passed from 165 kWh/month in 2Q21 to 158.8 kWh/month in 2Q22 (down 3.7%);
v)	Rural, with a reduction of 4.9% impacted by the decrease in the number of captive consumers of 2.7% and a reduction of 9.8% in the consumption of the Agriculture and Livestock activity, which represents 88.6% of the consumption of the class.

The following charts demonstrate the energy consumed by class in the second quarter of 2022:

Generation

The volume of energy sold by Copel Geração e Transmissão (including energy from HPP Foz do Areia – FDA and SHP Bela Vista – BVE, but excluding TPP Araucária) reached 4,257 GWh in 2Q22, an increase of 5.2% compared to the same period of the previous year. For wind farms, total energy sold was 709 GWh, an increase of 27.1%, mainly influenced by the Vilas Wind Complex, which has been in the Company's energy portfolio since December 21 and represented 26.1 % of wind power generation.

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TPP Araucaria

In 2Q22, there was no dispatch from TPP Araucária due to the improvement in hydrological conditions.

Generation Consolidated Sales (GWh)	Generation UEGA (GWh)[1]

Trading

Copel Mercado Livre

In the second quarter of 2022, the volume of energy sold by Copel Mercado Livre increased by 6.3% compared to 2Q21, due to the 41.9% growth in energy sold to free consumers and 12.4% growth in energy sold in bilateral contracts.

Copel’s Consolidated Market

The total energy sold by Copel, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Mercado Livre in all markets, reached 16,607 GWh in 2Q22, representing a growth of 5.3% compared to the same period of the previous year.

The following table presents Copel's total energy sales, segmented between Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Mercado Livre:

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Curitiba, July 25, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 25, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.